EXHIBIT 1

June 29, 2000



Securities and Exchange Commission

Washington, D.C. 20549



Ladies and Gentlemen:



We were previously principal accountants for RSI Systems, Inc. and, under the date of August 12, 1999, except as to notes 3 and 5 which are as of September 3, 1999, and note 7(b) which is as of September 7, 1999, we reported on the financial statements of RSI Systems, Inc. as of and for the years ended June 30, 1999 and 1998. On June 27, 2000 our appointment as principal accountants was terminated. We have read RSI Systems, Inc.'s statements included under Item 4 of its Form 8-K dated June 27, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with RSI Systems, Inc.'s statements that the change was approved by the audit committee of the board of directors or with respect to the items covered in Item 4b.



Yours truly,

/s/ KPMG LLP